September 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jason L. Drory, et al.

RE:	Quanta, Inc.

Request for Acceleration of Effectiveness of S-1 (File No. 333-248553)

originally filed September 2, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bantek, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of September 11, 2020 at 4 p.m., or at the earliest practicable date hereafter, of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Matheau J. W. Stout. If you have any questions with respect to this matter, please contact Mr. Stout at (410) 429-7076.

Sincerely,

Quanta, Inc.

/s/ Eric Rice
Eric Rice
President